September 24, 2013

Mr. Scot Foley
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-4720

Re: Chembio Diagnostics, Inc.
       Annual Report on Form 10-K for the Fiscal Year ended December 31, 2012
       Filed March 7, 2013
       File No.: 001-35569

Dear Mr. Foley,

This letter is to confirm per our conversation of today, that Chembio intends to file its response to your letter dated September 12, 2013 no later than on October 10, 2013.

Please feel free to contact me or Richard J. Larkin, Chembio's CFO, at (631) 924-1135.

Very truly yours,

/s/ Lawrence A. Siebert
Lawrence A. Siebert
Chief Executive Officer

cc: Jeffrey P. Riedler
      Alan Talesnick, Patton Boggs LLP